Filed by Parataxis Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Parataxis Holdings Inc.

Commission File No.: 333-289994

Date: March 19, 2026

The following is a transcript of a podcast interview featuring Edward Chin, Chairman and Chief Executive Officer of Parataxis Holdings LLC and Co-Founder and Chief Executive Officer of Parataxis Capital Management Corp. ("PCM"), and Thejas Nalval, Co-Founder and Chief Operating Officer of PCM and Director Nominee of Parataxis Holdings, Inc. on the Real Vision podcast hosted by Raoul Pal, released on March 19, 2026. The transcript has been lightly edited for clarity.

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IMPORTANT NOTICES

FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the proposed business combination (the “Business Combination”) among SilverBox Corp IV (“SBXD”), Parataxis Holdings LLC (“Parataxis”) and Parataxis Holdings Inc. (“PubCo,” and together with SBXD and Parataxis, the “Parties”) and the other transactions contemplated in that certain business combination agreement dated August 6, 2025 by and among the Parties (the "Business Combination Agreement") (collectively, the “Transactions”). The expectations, estimates, and projections of the businesses of the Company and SBXD may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, future performance and anticipated financial impacts of the Transactions, the satisfaction of the closing conditions to the Transactions, and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of the Company, PubCo and SBXD and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the Transactions not being completed in a timely manner or at all, which may adversely affect the price of SBXD’s securities; (2) the Transactions not being completed by SBXD’s business combination deadline; (3) the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of SBXD’s shareholders; (4) failure to realize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of PubCo to grow and manage growth profitably and retain its key employees, and the demand in South Korea for digital assets; (5) the level of redemptions of SBXD’s public shareholders which will reduce the amount of funds available for PubCo to execute on its business strategies and may make it difficult to obtain or maintain the listing or trading of PubCo common stock on a major securities exchange; (6) the failure of PubCo to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; (7) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (8) changes in business, market, financial, political and regulatory conditions; (9) PubCo’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin and the demand for digitals assets in Korea; (10) PubCo’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (11) increased competition in the industries in which PubCo will operate; (12) significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; (13) treatment of crypto assets for U.S. and foreign tax purposes; (14) after consummation of the Transactions, PubCo experiences difficulties managing its growth and expanding operations; (15) challenges in implementing PubCo’s business plan due to operational challenges, significant competition and regulation; (16) being considered to be a “shell company” by the securities exchange on which PubCo common stock will be listed or by the SEC, which may impact the ability to list PubCo common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against PubCo, the Company, SBXD or others following announcement of the Transactions; (18) trading price and volume of PubCo common stock may be volatile following the Transactions and an active trading market may not develop; (19) PubCo stockholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in PubCo; (20) investors may experience immediate and material dilution upon Closing as a result of the SBXD Class B ordinary shares held by the sponsor of SBXD (the “Sponsor”), since the value of the SBXD Class B ordinary shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of PubCo common stock at such time is substantially less than the price per share paid by investors; (21) conflicts of interest that may arise from investment and transaction opportunities involving PubCo, the Company, its affiliates and other investors and clients; (22) legal, regulatory, political, currency, and economic risks specific to South Korea, including risks related to geopolitical tensions in the region; (23) risks related to, and potential loss of the entire investment in, the Company’s potential investment in a single KOSDAQ-listed company; (24) Bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (25) the custody of PubCo’s Bitcoin, including the loss or destruction of private keys required to access its Bitcoin and cyberattacks or other data loss relating to its Bitcoin, which could cause PubCo to lose some or all of its Bitcoin; (26) a security breach or cyber-attack and unauthorized parties obtain access to PubCo’s Bitcoin assets, PubCo may lose some or all of its Bitcoin temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (27) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of Bitcoin and adversely affect PubCo’s business; (28) potential regulatory change reclassifying Bitcoin as a security could lead to the PubCo’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of Bitcoin and the market price of PubCo listed securities; (29) it is not possible to predict the amount of PubCo common stock sold under the standby equity purchase agreement (“SEPA”) or the gross proceeds resulting from such sales, that sales under the SEPA will cause dilution to existing PubCo shareholders, PubCo may spend any proceeds under the SEPA in ways that may not generate a significant return; and (30) other risks and uncertainties included in (x) the “Risk Factors” sections of the SBXD Annual Report and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by PubCo and SBXD. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, PubCo and SBXD do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by the Company’s, PubCo’s or SBXD’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of the Company’s, PubCo’s or SBXD’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that the Company, PubCo or SBXD will, or are likely to, generate going forward.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their respective representatives assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their respective representatives gives any assurance that any of SBXD, PubCo or the Company will achieve its expectations. The inclusion of any statement in this presentation does not constitute an admission by SBXD, the Company or PubCo or any other person that the events or circumstances described in such statement are material.

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TRANSCRIPT

Raoul Pal: Hey, guys. Great to get you on Real Vision.

Edward Chin: Good to be here.

Thejas Nalval: Thanks for having us.

Raoul Pal: So lots to talk to you about, but I think, before we start, just introduce yourselves. We at Exponential Age Asset Management -- obviously investors in you guys, just so we disclose that. But just tell us what you guys do, and then we're going to go back into the past and figure out how you got here in the first place.

Edward Chin: Great. And I was told I have to read this. Before we begin, I want to note that the views shared during this podcast are our own. They are provided for informational purposes only and do not constitute -- or should not be construed or relied upon as -- legal, business, investment or tax advice.

Raoul Pal: There we go. The issues of running a hedge fund.

Edward Chin: Absolutely. So, Edward Chin -- I go by Ed -- founder and CEO of Parataxis Capital. We've been in the space for about seven years now. Our core funds business is multi-strat. As you described, we do manage assets on behalf of Exponential Age. And we run institutional assets in a number of our commingled fund vehicles. We both come from traditional financial backgrounds. I spent a little over a decade as a TMT banker doing traditional debt, equity, and M&A.

Edward Chin: And what we recognized about seven years ago was that everything that you've been --

Raoul Pal: It's the same as Richard Galvin did as well.

Edward Chin: Yeah. That's right. And we recognized what I think you've been talking about for years, which is the institutionalization and adoption of digital assets. And so what we wanted to do was to take an institutional approach as it relates to managing and providing risk-managed exposures to the space.

Edward Chin: And so we have a number of commingled fund vehicles and SMAs that we run today -- quant, systematic, thesis-driven. And we even have a credit strategy as well. And one of the other things that we're in the process of doing is taking one of our management companies public through a SPAC transaction with Silver Box Corp.

Edward Chin: So we'd be happy to talk about that as well. But I'll pause and turn it over to Thejas Nalval, who's my co-founder and COO.

Thejas Nalval: Thanks, Ed. Really, really nice to speak with you again.

Thejas Nalval: Thejas Nalval -- I go by TJ. Similar background to Ed, except I spent most of my career on the trading side. I spent a little over a decade at Goldman Sachs.

Raoul Pal: Did we overlap? No, we didn't.

Thejas Nalval: So I started in 2005.

Raoul Pal: Okay, I left in 2000.

Raoul Pal: What area were you in?

Thejas Nalval: In the equity business -- equity program trading.

Raoul Pal: With John Ashdown over in London?

Thejas Nalval: On the US side. So a different team, but a big business.

Raoul Pal: Yeah.

Thejas Nalval: And I learned a lot. I actually learned about Bitcoin on a trading floor at Goldman in 2012. The guy sitting next to me was an engineer, and he was mining Bitcoin and telling me about it. I think he made and lost some on Mt. Gox. He helped me buy my first Bitcoin.

Thejas Nalval: And, you know, for me as a trader -- when you come from the equity world, your edge really just comes down to your size, your speed, or really any sort of inside information you have. Crypto is the exact opposite -- your edge is just by being an operator in the space, having relationships and being able to do things that, even today, some of the big banks can't do. That gives you some edge. And so for me as a trader, it was a natural progression of my career to leave traditional finance and join the crypto space full time.

Raoul Pal: So you came straight into crypto out of --

Thejas Nalval: Not out of Goldman -- spent some time in the ETF world after that. And then in 2017, joined crypto full time. I was at a company called the Omni Group, which is where I met Ed. I was building and running a hedge fund, long-short strategy, trading Bitcoin against various alts.

Thejas Nalval: Ed and I wanted to launch something together for some time. And this is one of those industries -- if you're good at what you do, you might as well try and do it for yourself. The timing was very tough in 2018 with the bear market.

Raoul Pal: Everybody launches a fund at the worst point. It's without question. It's when all the money becomes available -- it's always the worst point to actually start. We launched November 2021. That was beautiful timing.

Thejas Nalval: We had stories around that. But yeah, I think the way we look at the world overall is that we're obviously believers in the growth of this industry, of this asset class. But we think the market is inefficient, and ergo, a hedge fund that could take advantage of some of these inefficiencies and be opportunistic could build some hedge and really build a big business.

Thejas Nalval: So yeah, we can talk through some of our fund strategies and how we look at the world.

Raoul Pal: Yeah, well, I haven't got your crypto story. So your TMT banker -- which I feel sorry for you, I mean --

Edward Chin: It was brutal. I started at Lehman Brothers in 2008, just as --

Raoul Pal: Right.

Edward Chin: And so, in hindsight, I probably should have jumped to one of the other firms, but I stayed on. Had a first look at Bitcoin back in 2010, and I should have studied it a bit more. I decided to invest in high-yield bonds instead, and that didn't really turn out well.

Edward Chin: But like I said, I spent about a decade and then ended my career at Credit Suisse in 2017. And right after the Omni Group, did a stint at Galaxy Digital. So I worked for Mike Novogratz at Galaxy for about a year.

Raoul Pal: That was early days, right?

Edward Chin: It was still at the old office below his family office.

Raoul Pal: Yeah.

Edward Chin: It was fun times, but it was clearly a bear market back in 2018. And so TJ and I decided in 2019, towards the end -- and actually going straight into COVID -- that's when we actually launched our first fund.

Edward Chin: So we saw the implosion and the large-level liquidations happening on BitMEX in Q1 of 2020. At some points, wondering what we had got ourselves into.

Raoul Pal: We asked ourselves every day being in this space.

Edward Chin: That's true. But that's the origin story. And our business has evolved over the past seven years.

Raoul Pal: So what did you start? What was your first strategy?

Thejas Nalval: It was multi-strategy. But with the long --

Raoul Pal: How many of you were there? When you say multi-strategy, was it just two of you running for five bucks or something?

Thejas Nalval: We had a momentum strategy. We had a thesis-driven strategy. We had a non-correlated strategy.

Raoul Pal: Right.

Thejas Nalval: And for us it made sense because we viewed the market as still pretty choppy. And the ability to be tactical between different risk exposures makes sense. It was also a different time.

Thejas Nalval: When we launched, all of our early investors wanted the upside, they wanted convexity. They wanted to know about the outperformance versus Bitcoin. And this was DeFi summer. So a lot of really interesting projects coming into market, a lot of tokens that went from nothing to billion-dollar valuations.

Thejas Nalval: And so it was, for us, a very fun time to invest and to launch.

Raoul Pal: Can we have those times back again, please?

Edward Chin: Oh, man. Yeah, let's get the time machine. Absolutely.

Thejas Nalval: I love that. But our thinking too was: if we're running multiple strategies, should we come across a specific demand for a single strategy, it'd be very easy for us to pour a single strategy into a standalone fund vehicle or standalone strategy.

Thejas Nalval: And so, I came from another fund where they were running one strategy -- they were running the basis trade. And I think crypto is one asset class where it evolves at a much faster cadence than traditional markets. So an arb may exist today, but it goes away in 12 months. And so if you really pigeonhole yourself to one single type of return, you could be out of business in 12 months.

Raoul Pal: So you started with a multi-strat and then how did it evolve?

Edward Chin: We launched our second fund after our first fund. That fund was much more thesis-driven. It played not only spot markets but was heavily DeFi and on-chain focused. We played DeFi summer, NFTs -- anything and everything that wasn't the right fit for the main fund, which was running institutional assets.

Edward Chin: And a lot of this relates to other factors that have bearing -- how the assets custody, which counterparties we trade against. These things in many ways constrained some of the trading strategies that we put on. But in hindsight, after some of the blowups and all the counterparty risk, it was probably the right decision.

Edward Chin: So we launched that in late 2020. In 2021, we saw an opportunity within the private credit space in digital assets, which basically didn't exist. We saw the ABS deal that was rated by S&P. And it's interesting to see regulated wrappers with coin-backed loans within that, and getting a rating agency comfortable putting a rating on it.

Edward Chin: But back in 2021, that pool of capital was not accessible at all. And so for us to be able to launch a private fund vehicle and bring those DeFi-based yields and generate those returns on behalf of institutional investors was really interesting. And as you know, there's a ton of friction, switching costs, and breakage.

Edward Chin: And so us as managers managing that risk and providing that return profile -- I think we filled a void. And since then, from 2022 to 2025, we launched a private mining business. At one point, I think we had one of the larger private US-based miners. And again, for us, we always think about: is the thesis interesting, number one? And number two, what is the appropriate trade structure or wrapper to put around that in order to provide that exposure?

Edward Chin: And so in the mining space, there were interesting ways to buy miners, plug them in, and generate healthy EBITDA margins on that revenue stream. But we raised capital like you did in November 2021.

Raoul Pal: Ouch. You wait.

Edward Chin: Versus deploy. And when we saw these miners selling for ten cents on the dollar coming out of a lot of bankruptcies -- whether it was BlockFi or Celsius -- that's when we put our money to work. And it's been a phenomenal investment for us.

Edward Chin: So we have a core funds business, but given we're so close to the markets, we're pretty opportunistic. When we do see dislocations, we basically raise either outside LP capital or invest off our balance sheet to put capital to work.

Edward Chin: And the natural evolution of that, given the BlackRock ETF -- and as more and more digital assets become regulated and have a regulated wrapper -- was to think about how we could play within the regulated securities space. Which is the reason why we launched two digital asset treasuries in South Korea.

Edward Chin: One is Bitcoin-based, one is Ethereum-based. We're looking at additional opportunities there because, as in any market, notwithstanding some of the distress and drawdown here in the US, in the emerging markets, you just don't have any product for an institution to basically get exposure.

Raoul Pal: And those are trading there at equivalent discounts or premiums --

Edward Chin: Anywhere from three to five times right now.

Raoul Pal: You're joking.

Edward Chin: It's from a supply-side perspective. There's no product. There's no proxy for somebody to invest through the private wealth channel. They can't buy spot BTC through their brokerage accounts. There are no ETFs. There are no Bitcoin miners. There's no Coinbase out there.

Raoul Pal: But there are huge retail traders in crypto.

Edward Chin: And from the demand side, we saw the same thing. There's a reason why there's a persistent kimchi premium and why we continue to see crypto trading volumes exceed equity trading volumes in South Korea. It was a supply-constrained market, which is the reason why we launched those products there. And folks can trade those products either on the KOSDAQ.

Edward Chin: For that reason, we do still see some of those healthy premiums, kind of akin to what we saw with MicroStrategy five years ago.

Raoul Pal: Super interesting. So I want to talk a little bit about some of the things that you'll know about -- the ETF business. So TJ, you came out of the ETF business. There's a lot of people writing about how ETF flows are potentially affecting price flows because of how the hedging is working -- that basically they're increasing the size of the ETFs, but all of the hedging is going through via the futures market because everyone's doing the arb. And you're kind of creating a false-ish market from it. What do you think about the mechanism of the ETFs and whether -- because you got in-kind settlement now -- whether that's distorting anything or changing anything?

Thejas Nalval: Yeah, I think it has an effect when there's heavy directional flow.

Thejas Nalval: So if everything is one way and the entire market is selling the ETFs -- for instance, because Bitcoin is selling off -- that means market makers are on the other side. They're buying the ETFs in the open market. They may be facilitating ETF redemptions. But it also means they're taking a significant amount of Bitcoin exposure via either futures, the ETF itself, or even Bitcoin spot on their balance sheet.

Thejas Nalval: As I understand it, banks are still held to certain Basel III requirements. And the way Bitcoin exposure is haircut is very different than traditional listed large-cap stocks. So it can be prohibitively expensive to maintain a large amount of Bitcoin exposure when everything is one way. Because in a two-way market, you're able to facilitate that type of order flow and you can keep your exposure to a minimal level.

Thejas Nalval: So I think what that means is, if you're a large market maker and you're held to certain regulatory capital constraints, your options -- even if you're hedging the exposure via futures -- are really limited.

Thejas Nalval: We have a working theory that it's difficult for some of the market makers to finance positions. And so they end up either redeeming themselves or actually selling that exposure back into the open market. So whereas if there's a lot of sell pressure in SPY, that type of position can be hedged and then maintained in a balanced way. But I think when it comes down to IBIT or some of the other ETFs, I think that actually hits the open market.

Raoul Pal: Do you think that's the 10 a.m. selling thing?

Thejas Nalval: I don't know. I think there may be some market shenanigans happening there. I do think, if you look at how IBIT, for instance, is structured -- the way they strike their NAV -- it's a VWAP of 3 to 4 p.m. at the end of the day across, I think, three exchanges: Coinbase, Kraken, and I'm forgetting who the third exchange is.

Thejas Nalval: But on a low-volume day, that can be artificially moved in a single direction. And so I think there's some of that happening when flow is again directional in one way.

Raoul Pal: I mean, do you think it's like the early days of the S&P and XLB, for example? People would move that print.

Thejas Nalval: Yeah.

Raoul Pal: Rate increase, 50 basis points out of the trade, right?

Thejas Nalval: Well, that's what happened. On the program trading desk -- if you think about a large Russell rebalance, the MSCI rebalance, a lot of volume happens at the last hour of the day. And really in the last few minutes of the day, you see very large price dislocations.

Thejas Nalval: And that's what's happening. I think there's a little bit of that happening here, especially when it's one-way directional. I think it comes down to the ability to finance.

Raoul Pal: And that plays directly into my thesis about what happened on October 10.

Raoul Pal: Because Binance's API to the market makers went down, right? You had no buyer. Which is why what happened happened. You had stop losses, automatic liquidations. So now you have sell-only and no buyers. Retail could buy -- we were all shut out. Everyone was trying to get in. Hedge funds couldn't buy. Nobody could get in. So yes, you could buy on Coinbase, which traded at a different price.

Raoul Pal: My guess is somewhere in the Asian exchanges -- let's assume it's Binance, but it could have been more -- somebody had to backstop the liquidity. And so somebody ends up with $10 billion of all sorts of positions on their books. Now, their exchanges -- their job is not to make markets -- but it was existential. And that's what I feel like: somebody got stuck with inventory.

Raoul Pal: And I've always used program trading as the example. You know, a large client comes along and they want to do a huge program trade. It's actually a week to get out of. And you're very systematic in how you get out of that risk. And it's an imperfect hedge because you can't just sell Bitcoin against it -- you've got a basket of alts and everything's moving around.

Raoul Pal: So does that make any sense for you guys?

Thejas Nalval: It does. This happens in the traditional world. The example I can think of is -- maybe 12, 15 years ago -- Knight Capital Group had an issue with some of their algorithms, and they just went haywire.

Raoul Pal: That was the flash crash, wasn't it? 2014 or something like that?

Thejas Nalval: So I think it's similar. The market structure broke down momentarily. And they needed a bailout, and effectively the market got behind that. But it was a very controlled process. And there were rails built into the traditional market. What happened on October 10 didn't have that.

Thejas Nalval: I think crypto is a different beast altogether. I wrote about this in our end-of-year letter. This asset class is the purest expression of a free market. Meaning, when deleveraging or a break in the market structure occurs, the way the market has to find a clearing price is automatic and it can be very painful.

Thejas Nalval: It can be violent. And that's what we saw on October 10. And in a good way, sometimes -- especially with on-chain leverage -- bad debt can't live on balance sheets for a long time. But then you just see a lot of volatility.

Thejas Nalval: Long story short, October 10 did change something in the market. If you were to graph the performance of Bitcoin against the QQQs last year, Bitcoin was outperforming up until October 8 or 9. And then all of a sudden --

Raoul Pal: Yeah. My thoughts on that is yes, we broke that. But it was also liquidity. US liquidity was drained. And it was the same time the gold rally was happening, which takes a bunch of liquidity out. And therefore, SaaS stocks and Bitcoin -- which are the furthest out on the risk curve, the longest duration -- got hit. But it was all the same.

Raoul Pal: And what was your view on October 10? Because I just felt like somebody got stuck with inventory and somebody spent two or three months having to unwind it.

Edward Chin: Yeah, I mean, you remember -- we were launching our first fund in March 2020 when everybody was max bullish at that time. And just given the leverage buildup, I think BitMEX basically had to shut down their trading engines at that point because BTC touched $3,000. But if you remember what happened after we cleared all the liquidations, the market just resumed to move much higher as the Fed was cutting rates.

Edward Chin: And to your point, liquidity was entering the system.

Raoul Pal: Yeah.

Edward Chin: With October 10, what I would have expected -- and we've seen massive liquidations over the course of crypto's history -- the fact that it continued to sell off tells me that somewhere, somebody was left holding a large bag and basically had to cut risk.

Raoul Pal: Yeah.

Edward Chin: And I think that's it.

Edward Chin: Those types of positions, especially with illiquid alts, you can't get rid of that in a week. It takes weeks, if not months, to basically unwind. And so I think that, coupled with the fact that -- to your point -- liquidity was exiting the system, it was like the perfect storm.

Raoul Pal: Yeah.

Edward Chin: And you talk about something that can have a huge damper on sentiment.

Edward Chin: It's seeing some altcoins work down 99% and then five months later go back to the price that they were trading at. And so I think a lot of folks just were either liquidated or called it quits. And to your point, whether they were market makers or exchanges, they took on a bunch of risk. They basically have to offload over the following months.

Raoul Pal: Yeah. It was hard for people because anybody using any leverage at all got swapped out and lost all the capital. I mean, I never use leverage, but I know when it starts creeping up -- "Maybe I'll just use a small amount. How is this going to fall 50% from here? That'd be stupid." Sure, I can just double up. And it proves it to you.

Raoul Pal: And the issue is this game is actually a very simple game: just don't get taken out of your positions. You're in a secular uptrend. It moves around a lot. Just don't lose control of your tokens at the basic level in your high-quality assets. And what leverage does is allow you to be taken out of the casino with none of your money.

Edward Chin: It's because you want to accelerate these gains that are basically there because we do believe that we're early in the adoption curve. And you're absolutely right -- in the attempt to accelerate, you basically get taken out before you could even see the growth materialize. We've seen it.

Raoul Pal: So what's your thought on the market? There's a lot of debate -- you know, is the four-year cycle done? Do we all just come back in October, November? Or how do you see the market right now?

Thejas Nalval: I think if you're a believer of the four-year cycle, you would have believed that the market would have had a blowoff top in Q4, which it didn't.

Thejas Nalval: And I think what happened on October 10 changed the investor psychology for a lot of folks -- especially Bitcoin whales who were probably likely to cash out over the next few years. I think a lot of those sales just got pulled forward in Q4 when they saw the market do what it did.

Raoul Pal: And they've been huge sellers of calls as well.

Thejas Nalval: They have. And it's not just the whales -- traditional hedge funds as well.

Raoul Pal: And the miners.

Thejas Nalval: Miners. Being long IBIT and short CME futures was a very popular trade last year. And I think there was some hedge fund -- traditional hedge fund -- pain, especially with the large multi-strats in November. And I think there was a large overall risk reduction.

Thejas Nalval: The third week -- I remember this during Thanksgiving week -- the market was indiscriminately selling off every day the moment it opened. I think that was just hedge fund deleveraging out of the carry trade.

Thejas Nalval: So October 10 changed investor psychology, lined up with the four-year cycle. But if the four-year cycle is true, that means in 12 months, October of this year, is when the market starts materially moving higher. I think that probably gets front-run. Anyone who's on the sidelines waiting for that probably starts to try to front-run it over the summer. But again, we didn't see that blowoff top.

Thejas Nalval: So from our perspective, I don't think there's any reason to believe that we'll see a commensurate 70-80% drawdown.

Raoul Pal: But you think we're in -- the market doesn't really recover until end of the year?

Thejas Nalval: I think there's a segment of more traditionalist crypto investors that believe that. But they will try to front-run the end of the year by likely deploying over the summer.

Thejas Nalval: But again, this was not leverage-driven. There was not a significant amount of leverage driving Bitcoin price higher. This is structural in nature, with what happened on October 10. I think the market has changed, especially with some of the products being offered in the credit space today.

Thejas Nalval: There is a significant amount of buying still happening in Bitcoin through the ETFs. And I think what's happening right now, in current times, is just more of a short-term reaction to what's happening in the Middle East. But if you were to tell me a month ago that there would be a heightened conflict and Iran is bombing its neighbors, I would tell you Bitcoin's price would be taking a hit -- not coming off its lows and about to hit its 100-day moving average.

Thejas Nalval: So I think the market structure has changed considerably. But again, you're going to have the traditional investors that still believe in the four-year cycle and will try to trade around that. But as more long-term capital enters the ETFs and some of the credit vehicles that Michael Saylor is putting out, I think that changes the overall composition of holders.

Thejas Nalval: And to that end, we're not of the view that the four-year cycle is relevant anymore.

Raoul Pal: And if you go --

Edward Chin: Further. And this is how I get myself in trouble.

Raoul Pal: Good, we're looking forward to it.

Edward Chin: I mean, the four words that investment professionals should never say is "this time is different." So maybe I'll modify it and say this time seems different. And what I mean by that is, for the first time, there are pools of capital that would have never been able to access this asset class that now have access.

Edward Chin: And so if I think about the fact that you can put a regulated wrapper around something that exists on the blockchain -- it's a game changer. And what that means is Saylor is proving this quite effectively. He was, I think, the number one issuer of convertible bonds back in 2024. He was like 25-30% of the market.

Edward Chin: The fact that he was able to tap insurance pool capital -- that had been unheard of. Once the ETF was out there, we're slowly seeing Morgan Stanley launch their own ETF. We're slowly seeing these wealth management platforms that have trillions of dollars of investable assets, for the first time, not having to go through the friction of transferring funds to an exchange and being able to put on exposure directly through their brokerage accounts.

Edward Chin: I think that's a game changer. And if I think about gold as a precedent -- gold was plodding along and doing well. But the moment you put an ETF wrapper around it, it did well initially. But if you look at the 5-, 10-, 20-year chart of the gold ETF, it's just moved up and to the right.

Edward Chin: And so I think we're in the early stages of the adoption cycle. I think the fact that folks have been creative, and the fact that the government has been supportive in launching these regulated wrappers and securities for folks to put on the exposure that they clearly want to put on -- you just have to look at the ETF inflows to see that.

Edward Chin: And the largest banks -- all of our former employers -- are trying to figure out strategies to either facilitate trading and custody for their institutional clients, or, as it relates to their higher-margin, stickier asset management and private wealth businesses, to figure out how digital assets can be a portion of their portfolio. And we play a small part in that.

Edward Chin: On the active management side, given our focus on institutional investors like yourself, given the very strict requirements they have around risk, volatility, and return. But we're still early, which is what makes all of this really exciting. And that's the reason why it does seem different this time.

Raoul Pal: Yeah. For me, when I use those words "different this time" -- because I'm also cautious of using them -- you ask: what is different? Is it the four-year element, or is it something else? I think the dominance factor is the business cycle and the liquidity cycle. There has been no time ever that crypto has gone through an extended bear market while the ISM is rising.

Raoul Pal: You've never gone through a bear market while liquidity is rising. So you've got the two biggest macro influences. And we're trying to say, "Oh, they don't count. It's a mythical cycle from the gods." It just doesn't make sense.

Raoul Pal: Because when you look at the year-on-year rate of return of crypto, it's the same pattern as the year-on-year rates of return of the Nasdaq, the S&P, oil. All of them. Because they're all cyclical assets driven by the business cycle.

Edward Chin: Absolutely. We're obviously focused on the market microstructure and trying to figure out fund flows -- who's buying and selling, what's happening in the options market, how does that have an impact on the broader market. Going back to your point about a lot of folks selling calls --

Edward Chin: A lot of our LPs, on the BTC whale side, are folks that are institutions that may have a core Bitcoin position. Their primary focus is generating yield. So outside of trading it and incurring taxes by trading in and out of it to avoid drawdowns or catch a trend: how can I generate yield on this?

Edward Chin: And so to your point, these new products as they relate to the microstructure -- that's where we spend all of our time. But to your point, you overlay that with the macro piece. It seems like we're coming out of the aftermath of October 10. And to TJ's point, if you told me there was a war in the Middle East and oil supplies were going to be curtailed, I would expect a 15-20% drawdown in BTC easily. But we clearly haven't seen that.

Edward Chin: So the market is telling us something else right now.

Raoul Pal: Yeah, I agree. So let's talk a bit about that. The structure of these calls -- is it going to give us any fragility, any acceleration points? Because everybody's a call seller. In terms of the call selling, what time horizon are they selling? Kind of one- to three-month?

Thejas Nalval: It's largely monthly as I understand it.

Raoul Pal: And how far out of the money?

Thejas Nalval: It depends on what kind of yield you want. I haven't checked today, but everybody wants to sell calls generally when the market has found a local bottom. Historically -- even in the last cycle -- basis trade, call overwriting were very popular trades right before the market found a bottom.

Thejas Nalval: So that's a signal for us. But you will hit an inflection point where it doesn't economically make sense to sell calls because the yield is so low.

Raoul Pal: And there's the concentration of strikes as well. When the market moves through the strikes, you get a lot of market-maker buying of underlying.

Thejas Nalval: Because you're managing deltas and gammas. Yes. So there's going to be some of that.

Thejas Nalval: I think there'll still be a market for call overwriting. I think the yields will just compress -- just like the basis trade has compressed over time. And it'll just be less attractive than some of the other credit strategies that Ed was talking about.

Raoul Pal: And what's the basis trade in futures versus perps? Because perps are harder for people to do, particularly US investors. Do you see a large difference between the premiums in perps versus futures?

Thejas Nalval: There is a difference. I think it's more around the collateral requirements and some of the operational complexities. Trading within an FCM and how much capital you would need to collateralize a short futures position with a regular FCM versus doing it on-chain with a perpetual exchange -- much cleaner, much easier. You can actually put on true leverage and lever up a basis trade.

Thejas Nalval: It's just a little bit tactically and operationally difficult to do with --

Edward Chin: And also, the spreads are going to be lower on unregulated exchanges for obvious reasons. You could have a hedge fund see that funding looks really attractive and basically put that trade on. But I can't imagine any SEC-registered hedge fund is going to send a bunch of money to an offshore exchange to play funding for a couple of weeks.

Raoul Pal: Right. And you can see it in who the biggest owners of the ETFs are -- all the big multi-strat arb funds, or people with larger books. Because now it's easy for them. As you say, it's a spot ETF and futures. They've been doing that for decades.

Edward Chin: Absolutely.

Raoul Pal: There's a couple of other areas where the complexity is starting to build -- you know, having the ETFs leading to the futures, the perps market, credit markets, options markets. The epicenter of all of that is MicroStrategy.

Raoul Pal: And the complexity of that vehicle -- or the vehicles -- what are the hedging strategies that come off the buyers of that? Because again, it's a lot of the same players. What is actually happening? Because it seems to be touching all of these areas.

Edward Chin: Well, I think when Bitcoin was going up and the MicroStrategy premium was above two times, every convertible bond hedge fund was in there -- basically buying the convert, shorting the stock.

Edward Chin: Now that the MicroStrategy premium has come in a bit, obviously Saylor is being a bit more thoughtful as it relates to running the ATM.

Edward Chin: But I think he has to get more creative with where the market is at and where he can basically price a deal, and where within his capital structure he can slice off different types of exposures in order to provide that exposure.

Edward Chin: And so I think, look, if you asked me if I could get 10.5% to 11% yields and he's 50% covered on that, I feel comfortable taking on that risk.

Edward Chin: But I think the massive hedging that we had basically seen -- which we had to revisit -- something should not be trading for $5 if it's worth a dollar. And so a lot of that premium has basically been worked away. And I think he's again tapping other parts of his capital structure. I think that's going to be a little bit harder to hedge out.

Edward Chin: It requires a certain level of credit analysis. I don't think there's CDS available on MicroStrategy, but yeah, I think there's less hedging in that sense from what we saw even 18 months ago.

Raoul Pal: One thing I know to be true is that if you're creating yields, you're creating risk -- particularly if there's no yield in an instrument. And so I don't think it's MicroStrategy that blows up. But somebody on the other side of all of this somewhere -- because he's creating gigantic amounts of this stuff in different shapes and forms -- that is always interesting to me. Who, when the tide actually really goes out and liquidity disappears like we saw on October 10, just in US liquidity -- it blows up.

Raoul Pal: So somebody's going to blow up. Then I'm going to add into the other complexity. I'd love to hear your thoughts on this -- Ethena scares the shit out of me. It's $14 billion or so. And it's generating yield. And it does it from the arb and stuff like this. The issue is, at $14 billion, they've got to be the largest player in the entire market.

Edward Chin: So we always ask ourselves --

Raoul Pal: I mean, it's very big to generate yield. And I don't know -- somewhere within all of this, I've seen this all before a thousand times. And somebody blows up and it's counterparty risk. You know, we talked about it earlier on. We will live through this. We've all gone through it.

Edward Chin: I mean, as soon as -- I'll share my thoughts first -- we saw, like three or four years ago, the question we always ask when we look at a new DeFi pool or some new protocol that has a yield-bearing component to it: the first question we ask is, how do you generate your yield?

Edward Chin: Now, in DeFi summer, it was just massive inflation and printing new tokens. And that worked -- the market was able to offer 80% yields -- until everybody started selling. And we saw those tokens collapse.

Edward Chin: I think on the more structured side, we spend a lot of time on whether or not the counterparty risk is real. And so if you're selling, if you're running a covered call strategy, you just have to feel comfortable that your counterparties are well capitalized. And the counterparty is going to be sure that you've posted enough collateral. And generally, I think that's okay.

Edward Chin: When we look at what happened with BlockFi -- I mean, the notion that you could lend your Bitcoin at 8% and borrow against it. If anybody had bothered to ask, they should have asked: how are you generating this yield? Because they're turning around and lending it back out at 12-15%.

Raoul Pal: But the issue is what we didn't know -- and I learned this from a long time ago when I was at Goldman -- there was only one customer. There was one borrower. The entire book had no diversification because Three Arrows Capital was the one player.

Raoul Pal: And I was in equity derivatives -- we were all printing money -- but everybody was printing money because of Long-Term Capital. And then we realized, oh, Long-Term Capital was the entire equity long-term vol market. They were the entire market in tons and tons of things. And Three Arrows was the same.

Raoul Pal: That's what worries me in the yield thing -- does it end up getting concentrated in one player?

Edward Chin: There's still some of that concentration risk out there. But I think that's the reason why -- the $190 million ABS deal. I think it was two times overcollateralized. And the average loan size was about $110,000. It was rated triple-B for the senior tranche. The mezzanine piece, I think, was single-B, and there was a small equity slice.

Edward Chin: But because that structure was rated, you basically had folks that would never touch a Bitcoin-backed loan deploy capital to the space. And so, clearly that's a very small deal -- it's the first deal in many, a proof of concept. But I think that concentration risk will hopefully over time be somewhat dissipated as larger pools of capital -- whether they're private credit-oriented funds, maybe even some banks at some point --

Edward Chin: But clearly any insurance company that has a mandate to invest in fixed income, as long as it's rated at a certain level, they can basically deploy capital. And presumably, once that capital starts flowing in, you're going to see much tighter pricing and the cost of funding move lower, which means these other yield-oriented offerings that are in the market are just probably going to be less interesting at some point.

Edward Chin: But yeah, there's definitely concentration risk. I don't think we're back where we were when it was clear that Genesis and Three Arrows were basically the entire market -- one was lending to the other, and one was buying from the other. Thankfully we've moved on from that. But I don't disagree with you that there are pockets of concentration.

Raoul Pal: The other big thing that I think is going to help this market is the Clarity Act. What's your probability that this gets agreed? My working hypothesis is the crypto lobby were the largest donors to the Republican Party. And Trump knows if he wants their money for the midterms, he's going to have to deliver this thing.

Raoul Pal: So he's been hands-on on this, trying to get it done. From what I can gather, they kind of want to get it done in the next two weeks -- agreed with the banks -- and then it'll take a while to paper and stuff. What's your view on this?

Edward Chin: We're not as deep into the workings of DC. And so if it's two weeks, holy crap, I hope it gets done. Because from the demand side, what we see in our discussions with US institutions -- whether pension funds, endowments, or foundations -- these folks have to report into their investment committees on any new type of allocation or investment.

Edward Chin: And as you can only imagine, to the extent that there's regulatory clarity here, it's one less box that they basically have to check. And then we can start really digging into the investment thesis and the risk-return profile. And how are we going to manage volatility?

Edward Chin: And so I don't know if it was that soon. I hope so. Some folks had actually said by end of last year. And once it got punted, I just figured it was going to be put on the back burner.

Raoul Pal: Yeah. Because I think there's a certain window in which it needs to get done before it really gets punted into next year. I was speaking to somebody from Cynthia Lummis's office who called me up and was talking about it. They're like, if we don't get this done now, it's six years. That was her opinion.

Edward Chin: Wow.

Raoul Pal: It's like, this is so crucial.

Thejas Nalval: I found it interesting that I think President Trump put out a tweet --

Raoul Pal: That's right. I mean, this is a president -- I was --

Thejas Nalval: And Brian Armstrong was just in his office, right?

Raoul Pal: I mean, I was in crypto in 2013. We've gone through all the wars. I never thought I'd see the president of the United States forcing the banks to agree to sign a bill on crypto. I mean, what a world.

Thejas Nalval: Unbelievable. So I mean, I would say a greater than 50% chance to pass, just given that sequencing. And to your point, Republicans are going to be very focused on midterms this year. And it'll be a very difficult year for them if crypto wealth -- and I'll say traditional equity market wealth -- is not at an all-time high.

Raoul Pal: Yeah, I go with that. And also, I know Scott Bessent -- he was a long-term Global Macro Investor subscriber. He's a fellow macro hedge fund manager. I knew him from when he was at Soros in London, so I knew him from the late '90s. He knows the game well. We've got a macro hedge fund manager running the Treasury.

Edward Chin: Absolutely.

Raoul Pal: He speaks my language. We know what he's going to do -- jam it with liquidity. Run it hot. Get the stock market up. Get the ISM up. Give people money. Make people happy.

Edward Chin: Absolutely.

Raoul Pal: Super interesting. So what else are you guys looking at for the rest of the year? One of the things that we haven't talked about that I think is really worth talking about is agents. And, you know, how the agentic economy -- but it really doesn't --

Raoul Pal: I mean, I wrote a long piece on it in Germany the other day -- that we have wildly underestimated this for crypto. All of our mental working model is that adoption curve: "Oh, we're at 650 million wallets a quarter" -- the Crypto.com number -- "and we'll get to about 3 billion by 2030." Fine.

Raoul Pal: And that's a $100 trillion asset class. But that's completely wrong, because we're going to add tens of billions of new economic participants into the space.

Thejas Nalval: That's right. We approached that from a different angle. We noticed a trend maybe about 18 months ago that traditional asset classes were starting to mimic crypto in the way they were pricing in information in real time.

Thejas Nalval: Anything that was happening in the world was getting priced into stocks, bonds, and commodities in almost real time -- if the markets were open -- because of social media, the ability for data to disseminate very broadly, and retail traders trading on that information.

Thejas Nalval: So I think the market's changed. And I think as AI becomes a larger factor in the investment process, you're going to see more and more of that.

Thejas Nalval: We actually -- going off on a tangent here -- began training our own model early last year to trade systematic macro. Away from crypto, it was just an experiment to see if we could train a model to think and behave the way we do as crypto managers -- where we're forced to interpret real-time information and make decisions in equity sectors, fixed-income products, and commodities, and be very tactical.

Thejas Nalval: And adhering to a specific set of risk constraints. And so we were trading some of our prop capital in a book of ETFs that did very well last year, and we'll be spinning it out as a standalone vehicle later this year. And the underlying tech is something that we've capitalized and we've been monetizing. So we do think that's a trend.

Thejas Nalval: It's something that will be more and more pervasive in our space. But we can see a world where the future of fund management is just AI models.

Raoul Pal: Yeah, I mean, it's obvious to me that that is the way it goes. Why have the cost of running a hedge fund? Why have the cost of running Millennium? Millennium is just an asset allocation algorithm, and you've got a bunch of portfolios. All of that can go.

Raoul Pal: You can collapse the whole thing down to almost zero cost and sort of instantaneous. I mean, it's definitely --

Edward Chin: Yeah. But to your point, agents -- I mean, it's clear that trend is not reversing. And in order to --

Raoul Pal: We've only just started it. Right? We've only just started the X402 payment on Base. And then the A2A on Solana. And there's a few of these coming -- the changes to how websites are going to work. The whole structure is set up for this.

Edward Chin: If you think about it -- if crypto ever needed a use case -- and we have very specific theses around different layer ones and stablecoins -- if it ever needed a use case, it's basically primed for the agentic age. Because it is going to clearly be fully integrated into how that evolving economy works.

Edward Chin: And so, obviously another tailwind for us. I think what we're thinking about from the business side is actually developing RL agents to trade capital on our behalf. But on the other side, the native currency or asset, depending upon what that agent is expected to do -- you just talk about the adoption curve. That hasn't even been factored in, because the addressable market, to your point, has just increased.

Raoul Pal: And I don't think people have really figured this out. They think "Oh yeah, agents are coming. There'll be a bit more use of the chain." They have no comprehension of the size of this thing over time.

Raoul Pal: Because even if you're talking about portfolio management -- you make a simple comment like "Oh well, all portfolios are going to be run by AIs" -- what does that mean? All the financial work, all the financial rails. I mean, the whole lot.

Edward Chin: I can't even wrap my mind around it. But I mean, does each individual have ten, twenty, thirty AI agents at their disposal that are basically --

Raoul Pal: You won't even know. I mean, you'll have no idea. And that tells me -- because if you think about how GDP growth and trend rate of growth has evolved -- it's basically population growth plus productivity growth plus debt growth. You're about to completely change the population growth of the crypto economy.

Raoul Pal: Like, hyper change it. Yes, they're smaller economic actors now. But this is like bringing China into the global economy. They were earning $1,000 a year. And then they go to first-world wealth productivity. Because now, with performant chains, you can do this. You can do really interesting stuff. And smart contracts -- you can do super interesting stuff.

Raoul Pal: This is a step change potentially in what's coming. If I think about a mega narrative, this is it. This is the big one. The institutions coming -- all of that, great. But this is a step-change narrative. And we haven't had one of those for a while. So we've got the Clarity Act, the institutions, and then we're going to 50x the population of crypto land.

Thejas Nalval: The AI agents are coming.

Raoul Pal: Hey. So last thing before we go -- tell us about the vehicle you said you were going to create, a public vehicle.

Edward Chin: Yeah. All of our filings are on the SEC's website. One of our management companies -- which is an asset manager -- is the primary vehicle to basically put on a very specific type of risk exposure for US institutional investors. I think a lot of folks have seen what Saylor has done over the past six years.

Edward Chin: Some folks were earlier into Metaplanet. And notwithstanding the pullback here in the US, the emerging markets are still attractive. We have an ETF here. Most markets don't. And so, to the extent we can get product into these markets to allow folks to put on exposure -- and we started with Bitcoin and Ethereum because those are the two largest.

Edward Chin: But South Korea is effectively an alt-coin market. If you look at the trading volumes in digital assets on any given day, Bitcoin is not at the top. And so because of that, we wanted to get the two flagship vehicles out there today. And they're both trading on the KOSDAQ.

Edward Chin: Anybody can basically buy, sell, and trade that. And so we've made principal investments as well. We've raised a number of fund vehicles to basically provide that exposure for US-based investors that wouldn't be able to put that on themselves. And our local management teams are out there executing.

Raoul Pal: I see, so you're wrapping all of these into a US vehicle. So then people get exposure to the opportunity set in Korea.

Edward Chin: Correct. And then we put in a lot of our other core hedge fund strategies as well. And so our view is -- we've seen the evolution of an asset class that was considered, you know, super niche at one point. I think about real estate -- it's institutional today. Twenty or thirty years ago, it wasn't.

Edward Chin: You had a bunch of families or individuals doing commercial development. We've seen this with venture -- it started with angel investors, and it's become fully institutional. Private credit. And so we think digital assets have been validated with the BlackRock ETF.

Edward Chin: And as the market grows, we basically want to participate in that. And so if we can have a publicly listed alternative asset manager that could provide all different types of exposure -- whether it's these new product launches into a market that we're very bullish on from a supply-demand perspective, but also trade various strategies within the digital asset space, because we know there's an investor that wants that exposure --

Edward Chin: That's what we're doing with this vehicle.

Raoul Pal: Super interesting. So you guys -- cautious, optimistic, or wildly optimistic for this year? I never ask people price targets because it's just the worst thing ever. But -- cautious, optimistic, wildly optimistic?

Thejas Nalval: Wildly optimistic. Especially after the last week. Given the headlines, the geopolitical risk, the fact that Bitcoin is still going strong -- yeah, I think we finish at an all-time high this year.

Thejas Nalval: I think again, the end-of-year rally --

Raoul Pal: And alts? Does Bitcoin dominance fall?

Thejas Nalval: I think momentum -- the ETH-Bitcoin ratio momentum -- will tell us that. I think --

Raoul Pal: I'm not asking for how you look at it. I'm asking for your view.

Raoul Pal: Typical bank trader. "Well, you know, here's my bid-offer spread." No, I want your view.

Thejas Nalval: This year, I think Ethereum does better.

Raoul Pal: Thank you.

Thejas Nalval: But Bitcoin dominance goes up this year. I think Bitcoin dominance is an oscillating trend. Right now, end of year, I see --

Raoul Pal: So what you're telling people is we can't have nice things. We can't have our alt season. And it's going to be your fault, TJ. So Ed, what's your view on this?

Edward Chin: I mean, do I want to be right or do I want to make money? And so, like you, I'm super thesis-driven. We spend so much time not only studying the underlying blockchains but using them every day in our investing activities. And I just see the functionality and what these things are able to do and accrue value.

Edward Chin: We need a bid. All we need is somebody to actually share that view as well. And so, where do I think capital is going to form? I think BTC is still going to be the primary pool, but a lot of these layer ones and the DApps that are being created on top of them -- I mean, if I think about Hyperliquid exceeding Coinbase trading volumes at a certain point.

Edward Chin: You can't ignore that. It doesn't matter what your view on Bitcoin is or what the space is. If you see real adoption taking place in a certain area because there's real building and there's product-market fit, that's unarguable. And again, if I think about a token like Hyperliquid, it's had relatively strong outperformance.

Edward Chin: But there's still a lot of garbage in the space that needs to get wiped out. And when we think about altcoins, we have a thesis. And because of the sums of capital that we're putting to work, we have to have a very strong thesis so that we can underwrite that for both the short, medium, and long term.

Edward Chin: But most of the folks that may just start entering the space, to the extent that there's an alt season, they're probably looking at meme coins and things that are going to flame out.

Raoul Pal: Yeah. I mean, how I think of it is earlier-stage application layer stuff that's got proven traction. I don't go that far out on the risk curve -- that's just a crapshoot at that point.

Edward Chin: On that point, I agree with you. I think it'll be nuanced, and you'll see relative performance across the buckets and even within the subsegments within the buckets. But there will be certain alts that will absolutely outperform. If I think about what happened with privacy tokens --

Raoul Pal: Yeah. That's an interesting narrative. I think it would be consistent.

Edward Chin: So I think we will see pockets of outperformance.

Edward Chin: But in order for the entire alt complex to move, I think we're generally not believers -- because when you and I are reviewing the 40,000 other tokens that are --

Raoul Pal: Yeah, let's not think about them. Yeah.

Edward Chin: Yeah.

Raoul Pal: Yeah. It's just -- you know, generally, does Ethereum outperform Bitcoin? Possibly. That's how I think of it. So you really aren't going that far down the curve.

Edward Chin: Yep. Yeah.

Raoul Pal: Cool. All right, guys. Well, really appreciate it. Let's hope that your wildly bullish call is right.

Raoul Pal: I think I hope that you're wrong on your Bitcoin dominance call. That's all I can say.

Thejas Nalval: We'll see.

Edward Chin: Great.

Raoul Pal: Yeah. All right, guys, great to see you. Thanks a lot.

Edward Chin: Thanks very much.

***

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NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

PARTICIPANTS IN THE SOLICITATION

SBXD, the Company, PubCo and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from SBXD’s shareholders in connection with the Transactions. You can find information about SBXD’s directors and executive officers, certain of their shareholders and other members of management and employees and their interest in SBXD can be found in the sections entitled “Directors, Executive Officers and Corporate Governance—Conflicts of Interest,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Party Transactions” of SBXD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 19, 2026 and is available free of charge at the SEC’s website at www.sec.gov and at the following URL: https://www.sec.gov/ix?doc=/Archives/edgar/data/0002015947/000110465926032193/sbxc-20251231x10k.htm. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SBXD’s shareholders in connection with the Transactions, including the names and interests of PubCo’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.